

September 19, 2013

Leigh Ginter
Chief Financial Officer
Norcraft Companies, Inc.
3020 Denmark Avenue, Suite 100
Eagan, MN 55121

>   **Re: Norcraft Companies, Inc.**
>   **Amendment No. 1 to Draft Registration Statement on Form S-1**
>   **Submitted September 9, 2013**
>   **CIK No. 0001582616**

Dear Mr. Ginter:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Prospectus Summary

2. We note your response and revised disclosure in response to comment 20 in our letter dated August 26, 2013. We still note extensive repeated disclosure in both the prospectus summary and in the business section of your prospectus. Please further streamline your summary so as to avoid further repetition.

The Reorganization, page 8

3. We note your response and revised disclosure in response to comment 22 in our letter dated August 26, 2013. Please disclose in the eighth bullet point that the shares of Norcraft Companies, Inc. received by the shareholders of SKM Norcraft Corp. and Trimaran Cabinet Corp. will be restricted shares of Norcraft Companies, Inc. common stock.

4. Please clarify what the holders of units of Norcraft Companies, LLC will be entitled to.

The Offering, page 13

5. We note your response to comment 24 in our letter dated August 26, 2013. Please disclose the actual amount or percentage of the offering proceeds to be used toward redeeming all of the Norcraft Companies, L.P.'s outstanding senior secured lien notes.

Risk Factors, page 17

Any Future Volatility Or Reduction In Liquidity in the Financial Markets . . ., page 20

6. We note references to your Moody's Global Credit Research rating and Standard & Poor's rating. Please revise your risk factor to disclose the dates such ratings were provided or most recently confirmed, as applicable.

Our Level of Indebtedness and Significant Debt Service Obligations Could Adversely Affect Our Financial Condition . . . ., page 23

7. We note your response and revised disclosure in response to comment 29 in our letter dated August 26, 2013. The revised disclosure discusses your total debt outstanding, plus accrued interest, as of June 30, 2013. With respect to the amount of your debt that will remain after the offering, the disclosure notes that you intend to use the proceeds of the offering to "redeem certain of the outstanding notes." We contrast this with disclosure on page 38 under "Use of Proceeds" where you discuss redeeming "all of the Norcraft Companies, L.P.'s outstanding 10.5% senior secured second lien notes . . ." with proceeds from your new ABL facility together with proceeds from the offering. Please advise. Please also disclose the amount of debt that will remain after the offering, including accrued interest.

Post-Reorganization Structure, page 37

8. Please disclose the reason for using a portion of the proceeds to acquire a nominal interest in Norcraft Companies, LLC.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52</u>

<u>Critical Accounting Policies, page 53</u>

<u>Indefinite-Lived Intangible Assets and Goodwill, page 54</u>

9. We have read your response to comment 32. Please revise your disclosures to quantify the amount of goodwill allocated to each reporting unit with an estimated fair value that is not substantially in excess of its carrying value.

<u>Results of Operations, page 56</u>

10. We have read your response to comment 34. It is not clear to us where you disclose your market share during each period presented. Please revise. Also, in regard to your revised disclosures related to gross profit margins, please quantify the impact of discounts and sales promotions during each period presented, quantify the impact of the labor inefficiencies that occurred during 2012, and more clearly discuss what caused the labor inefficiencies.

<u>Liquidity and Capital Resources, page 61</u>

11. We have read your response to prior comment 36. Please disclose whether you anticipate the proceeds from this offering will be sufficient to pay off the 10.5% senior secured second lien notes.

<u>Inflation; Seasonality, page 65</u>

12. We note the statement that you have generally been able over time to recover the effects of inflation and price fluctuations through sales price increases; however, you state that gross profit as a percentage of net sales was lower during the three months ended March 31, 2013 compared to the three months ended March 31, 2012 because of price increases on some of the material inputs used in your products. Please revise your disclosure as applicable.

<u>Lock-Up Agreements, page 102</u>

13. Please disclose your supplemental response to comment 39 in our letter dated August 26, 2013 in the prospectus.

Consolidated Financial Statements
Notes to the Consolidated Financial Statements

1. Basis of Presentation, page F-7

 14. We have read your response to prior comment 40. Please revise your disclosures to clarify how you intend to account for the reorganization and how you intend to determine the related exchange ratios. In addition, we note that as a result of the Reorganization SKM Norcraft Corp. and Trimaran Cabinet Corp. will be subsidiaries of Norcraft Companies, Inc. Please address the nature of any assets, liabilities, results of operations or cash flows related to SKM Norcraft Corp. or Trimaran Cabinet Corp. during the periods presented or during any subsequent period. Please also address how the interests of MEB Norcraft LLC, Buller Norcraft Holdings LLC, and the current and former management and board in Norcraft Companies LLC will be reflected in the financial statements.

2. Nature of Company, page F-7

 15. We have read your response to prior comment 41. In order to help us better assess your determination that the five operating segments you aggregate are economically similar, please provide us a summary of the sales, gross profit margins, and operating profit margins for each operating segment during the last five years and the current and comparative interim periods. To the extent that the historical results are not economically similar, please explain why and explain why you believe they will be economically similar over the long term.

6. Long-Term Debt, page F-14
7. Long-Term Debt, page F-32

 16. Please also clarify under the disclosures related to the senior secured second lien notes that Norcraft Finance Corp. is 100% owned by Norcraft.

 You may contact Mindy Hooker, Staff Accountant at (202) 551-3732 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

     Sincerely,

     /s/ Craig Slivka, for

     Pamela Long
     Assistant Director

cc: <u>Via E-Mail</u>
        Carl P. Marcellino, Ropes & Gray LLP